U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-38397

FARMMI, INC.

F1 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On May 23, 2022, the registrant filed a report on Form 6-K announcing that it had received a letter dated May 20, 2022 from the Nasdaq Stock Market LLC notifying the Company of the Staff’s determination to delist the Company’s securities from The Nasdaq Capital Market because the Company’s securities have had a closing bid price below $0.10 for ten consecutive trading days, which triggers a notice of delisting pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iii)(1) (the “$0.10 Rule”). The letter provided that the registrant could request a review of the determination by timely submitting an appeal and request a review by the Nasdaq Listing and Hearing Review Council.

The registrant requested an appeal on May 27, 2022, and wired payment to The Nasdaq Stock Market LLC in connection with the requested appeal.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated May 27, 2022

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FARMMI, INC.

By:	/s/ Yefang Zhang
	Name:	Yefang Zhang
	Title:	Chief Executive Officer

Dated: May 27, 2022